SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

NTS MORTGAGE INCOME FUND
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

629419102
(CUSIP Number)

J.D. Nichols,
Chairman of the Board of Directors
of NTS Mortgage Income Fund and
Manager of ORIG, LLC
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629419102

Introduction

        This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed on behalf of: J.D. Nichols; NTS Corporation, a Kentucky corporation; ORIG, LLC, a Kentucky limited liability company of which Mr. Nichols is the manager (“ORIG”); and Ocean Ridge Investments, Ltd., a Florida limited partnership (“Ocean Ridge”). Mr. Nichols, NTS Corporation, ORIG and Ocean Ridge (the “Reporting Persons”) may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”). This filing amends and supplements the Schedule 13D filed on October 22, 2001 (the “Original Statement”), which was intended to satisfy the reporting obligations of the Reporting Persons under Section 13(d) of the Exchange Act in connection with a purchase of shares of common stock, $0.001 par value (“Shares”) of NTS Mortgage Income Fund, a Delaware corporation (the “Issuer”). The Original Statement, as amended by the Amendment, will be referred hereinafter as the “Amended Statement.”

        On December 29, 2003 and December 30, 2003, ORIG purchased an aggregate of 58,105 Shares from a total of four stockholders of the Issuer for total consideration of $145,262.50, or a price per Share of $2.50. As a result of this purchase, the number of Shares ORIG owns increased from 170,318 to 228,423. During the period from the date of the Original Statement to December 29, 2003, ORIG purchased an aggregate of 116,999 Shares by purchasing small amounts of Shares nearly every month since the Original Statement was filed with the Securities and Exchange Commission. As a result of previous transactions, Ocean Ridge owns 95,793 Shares, Barbara Nichols, the spouse of J.D. Nichols, owns 800 Shares, and NTS Corporation owns 10,460 Shares.

        The total number of Shares beneficially owned by the Reporting Persons is 335,476, or 10.53% of the outstanding Shares of the Issuer. The Reporting Persons are hereby filing this Amendment to reflect the acquisition of additional Shares.

CUSIP No. 629419102

1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         J.D. Nichols

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)        [  ]

         (b)        [X]

3)     SEC Use Only

4)     Source of Funds: WC

5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [  ]

6)     Citizenship or Place of Organization: U.S.A.

        Number of Shares Beneficially Owned by Each Reporting Person With:

7)     Sole Voting Power          334,676(1) (3)(4)

8)     Shared Voting Power          800(2)

9)     Sole Dispositive Power          334,676(1)(3)(4)

10)    Shared Dispositive Power          800(2)

11)    Aggregate Amount Beneficially Owned by Each Reporting Person: 335,476(1)(2)(3)(4)

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]

13)    Percent of Class Represented by Row (11): 10.53%

14)    Type of Reporting Person: IN

(1)	Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 95,793 Shares owned by Ocean Ridge; and (iii) 228,423 Shares owned by ORIG.

(2)	Consists of 800 Shares owned by Barbara Nichols, Mr. Nichols’ spouse. Mr. Nichols disclaims beneficial ownership of these Shares.

(3)	Mr. Nichols disclaims beneficial ownership of 333,192 Shares, which consist of: (i) 95,793 Shares owned by Ocean Ridge; (ii) 10,460 Shares owned by NTS Corporation; (iii) 800 Shares owned by Barbara Nichols and (iv) 226,139 Shares owned by ORIG, which represents 99% of the Shares owned by ORIG.

(4)	Mr. Nichols has the power to direct the voting and disposition of these Shares because he is the Manager of ORIG, the Chairman of the Board of NTS Corporation and the Chairman of the Board of BKK, Financial, Inc., which is the general partner of Ocean Ridge.

CUSIP No. 629419102

1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         Ocean Ridge Investments, Ltd., a Florida limited partnership

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)        [  ]

         (b)        [X]

3)     SEC Use Only

4)     Source of Funds: WC

5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [  ]

6)     Citizenship or Place of Organization: Florida

        Number of Shares Beneficially Owned by Each Reporting Person With:

7)     Sole Voting Power          95,793

8)     Shared Voting Power          239,683(1)(2)

9)     Sole Dispositive Power          95,793

10)    Shared Dispositive Power          239,683(1)(2)

11)    Aggregate Amount Beneficially Owned by Each Reporting Person: 335,476(3)

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]

13)    Percent of Class Represented by Row (11): 10.53%

14)    Type of Reporting Person: PN

(1)	Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; and (iii) 228,423 Shares owned by ORIG.

(2)	Ocean Ridge disclaims beneficial ownership of 239,683 Shares, which consist of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; and (iii) 228,423 Shares owned by ORIG.

(3)	Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; (iii) 228,423 Shares owned by ORIG; and (iv) 95,793 Shares owned by Ocean Ridge.

CUSIP No. 629419102

1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         ORIG, LLC, a Kentucky limited liability company

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)        [  ]

         (b)        [X]

3)     SEC Use Only

4)     Source of Funds: WC

5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [  ]

6)     Citizenship or Place of Organization: Kentucky

        Number of Shares Beneficially Owned by Each Reporting Person With:

7)     Sole Voting Power          228,423

8)     Shared Voting Power          107,053(1)(2)

9)     Sole Dispositive Power          228,423

10)    Shared Dispositive Power          107,053(1)(2)

11)    Aggregate Amount Beneficially Owned by Each Reporting Person: 335,476(3)

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]

13)    Percent of Class Represented by Row (11): 10.53%

14)    Type of Reporting Person: OO

(1)	Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; and (iii) 95,793 Shares owned by Ocean Ridge.

(2)	ORIG disclaims beneficial ownership of 107,053 Shares, which consist of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; and (iii) 95,793 Shares owned by Ocean Ridge.

(3)	Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; (iii) 95,793 Shares owned by Ocean Ridge; and (iv) 228,423 Shares owned by ORIG.

CUSIP No. 629419102

1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         NTS Corporation, a Kentucky corporation

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)        [  ]

         (b)        [X]

3)     SEC Use Only

4)     Source of Funds: WC

5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [   ]

6)     Citizenship or Place of Organization: Kentucky

        Number of Shares Beneficially Owned by Each Reporting Person With:

7)     Sole Voting Power          10,460

8)     Shared Voting Power          325,016(1)(2)

9)     Sole Dispositive Power          10,460

10)    Shared Dispositive Power          325,016(1)(2)

11)    Aggregate Amount Beneficially Owned by Each Reporting Person: 335,476(3)

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [   ]

13)    Percent of Class Represented by Row (11): 10.53%

14)    Type of Reporting Person: CO

(1)	Consists of: (i) 800 Shares owned by Barbara Nichols; (ii) 228,423 Shares owned by ORIG; and (iii) 95,793 Shares owned by Ocean Ridge.

(2)	NTS Corporation disclaims beneficial ownership of 325,016 Shares, which consist of: (i) 800 Shares owned by Barbara Nichols; (ii) 228,423 Shares owned by ORIG; and (iii) 95,793 Shares owned by Ocean Ridge.

(3)	Consists of: (i) 800 Shares owned by Barbara Nichols; (ii) 228,423 Shares owned by ORIG; (iii) 95,793 Shares owned by Ocean Ridge; and (iv) 10,460 shares owned by NTS Corporation.

CUSIP No. 629419102

Item 2. Identity and Background.

No amendment to the Amended Statement.

Item 3. Source and Amount of Funds or Other Consideration.

No amendment to the Amended Statement.

Item 4. Purpose of Transaction.

No amendment to the Amended Statement.

Item 5. Interest in Securities of the Issuer.

(a)	Reference is hereby made to the Introduction and cover pages 3-6 attached hereto, which are incorporated herein by reference.

As of December 30, 2003, the number of Shares beneficially owned by the Reporting Persons is 335,476, or 10.53% of the outstanding Shares.

(b)	Reference is hereby made to the Introduction and cover pages 3-6 attached hereto, which are incorporated herein by reference.

(c)	None.

(d)	None.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

No amendment to the Amended Statement.

CUSIP No. 629419102

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2004	J. D. NICHOLS

/s/ J.D. Nichols
J. D. Nichols

OCEAN RIDGE INVESTMENTS, LTD.

By: BKK FINANCIAL, INC., its General Partner

By: /s/ J.D. Nichols
J. D. Nichols, Chairman of the Board

ORIG, LLC

By: /s/ J.D. Nichols
J. D. Nichols, Manager

NTS CORPORATION

By: /s/ J.D. Nichols
J. D. Nichols, Chairman of the Board